[SECURED DATA LETTERHEAD]

                                  June 22, 2005

United States Securities and Exchange Commission
Attn: Mr. Anthony Watson, Staff Accountant
Washington, D.C. 20549
Mail Stop 3-8

         RE:      Secured Data, Inc.
                  8-K filed June 20, 2005
                  File No. 0 - 32253

Dear Mr. Burnett:

      We are writing in response to your comment letter dated June 21, 2005 regarding the above referenced 8-K filing (the "Filing") for Secured Data, Inc. (the "Company").

      The Filing has been amended as of the date hereof. The narrative of the revised Filing addresses each of the three bullet point comments from page 2 of your comment letter. The date of the earliest reported event has also been changed on the front cover of the Filing.

         The Company hereby acknowledges that:

      o the Company is responsible for the adequacy and accuracy of the disclosures in the Filing;

      o Securities and Exchange Commission staff ("Staff") comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing; and

      o The Company may not assert this action as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.


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      The revised Filing also includes an updated consent letter from the
Company's auditors. Any questions regarding the revised Filing or this letter should be directed to the Company's counsel, David M. Rees, of the law firm of Vincent & Rees, LC, 175 East 400 South, Suite 1000, Salt Lake City, Utah 84111, telephone (801) 303-5730.

                                   Sincerely,

                                   Secured Data, Inc.

                                   By:___________________________
                                            Jing An Wang
                                            Chairman and
                                            Chief Executive Officer